UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Hitachi Mobairu

(Name of Subject Company)

Hitachi Mobile Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Hitachi, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Hitachi Mobile Co., Ltd.

5-8, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo 140-0002, Japan

+81-3-3474-8131

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Legal Division

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

+81-3-3258-1111

Theodore A. Paradise

Davis Polk & Wardwell

Izumi Garden Tower 33F

1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan

+81-3-5561-4421

February 2, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I    INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	See Exhibit 1.

(b)	Not applicable.

Item 2. Informational Legends

Not applicable.

PART II    INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III    CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on February 3, 2006.

PART IV    SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Takashi Hatchoji
(Signature)

Takashi Hatchoji Senior Vice President and Executive Officer
(Name and Title)

February 3, 2006
(Date)

Exhibit Index

Exhibit	Description
1.	English translation of Notice of Extraordinary General Meeting of Shareholders of Hitachi Mobile Co., Ltd. to be held on February 17, 2006.

Exhibit 1

Notice of Extraordinary General Meeting of Shareholders

HITACHI MOBILE CO., LTD.

February 2, 2006

Hitachi, Ltd. and Hitachi Mobile Co., Ltd. are Japanese companies. Information distributed in connection with the proposed share exchange and the related shareholder vote is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the share exchange, since the companies are located in Japan, and all of their officers and directors are residents of Japan. You also may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of Hitachi Mobile Co., Ltd. otherwise than under the share exchange, such as in open market or privately negotiated purchase, at any time during the pendency of the proposed offer.

(Translation)

Hitachi Mobile Co., Ltd.

5-8, Higashi-shinagawa 2-chome

Shinagawa-ku, Tokyo

February 2, 2006

Notice of Extraordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Hitachi Mobile Co., Ltd. (the “Company”) to be held as follows:

1. Date	Friday, February 17, 2006 at 10:00 a.m.

2. Location	Meeting room in the head office of Hitachi Mobile Co., Ltd.

Tennozu Parkside Building 15th Floor

5-8, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo

3. Agenda

Matters to Be Resolved

Item No. 1	Approval of Entering into Share Exchange Agreement between the Company and Hitachi, Ltd. Please refer to pages 3 to 6 of the attached document.

Item No. 2	Amendment to the Articles of Incorporation.
Please refer to page 6 of the attached document.

If you will be attending the meeting, kindly submit the enclosed “Exercise of Shareholder’s Rights” form at the meeting reception after indicating thereon your approval or disapproval of each resolution. If you will not be present at the meeting, kindly read the attached documents and return a signed original of the enclosed “Exercise of Shareholder’s Rights” form after indicating thereon your approval or disapproval of each resolution.

Very truly yours,

Kunihide Kaneko
President and Chief Executive Officer

Reference Materials for Exercise of Voting Rights

1. Number of Total Shareholder Voting Rights                                                      219,997

2. Resolutions and Reference Materials

Item No. 1       Approval of Entering into Share Exchange Agreement between the Company and Hitachi, Ltd.

(1) Reasons for the Necessity of a Share Exchange

The Company boasts a nationwide sales and service network in Japan and engineering service capabilities in the maintenance and aftermarket fields for automotive equipment, including electrical components. It has played a vital role in the automotive systems business of Hitachi, Ltd. (hereinafter referred to as “Hitachi”). However, competition in this market sector is rapidly intensifying. Consequently, there is an increasing need to handle a broader array of products in line with Hitachi’s automotive systems business strategy as well as to work more closely with Hitachi units involved in the development and manufacture of replacement parts, including rebuilt components. We have concluded that the best choice toward this end is to become a wholly owned subsidiary of Hitachi through share exchange and the Company and Hitachi entered into an agreement.

This share exchange will make possible an integrated value chain linking Hitachi’s automotive systems business with the aftermarket operations of the Company, which include the sale of replacement parts to automakers and others and the provision of maintenance services. Moreover, the vertical integration of the operations of Hitachi and the Company will create a unified framework extending from development and manufacturing activities to engineering services. By facilitating quicker responses to customer and technological needs, this integration will position Hitachi to be the best solutions partner in the increasingly competitive automobile market.

Management sincerely hopes that the shareholders agree with our conclusion and approve this proposal.

(2) Content of the Share Exchange Agreement

A copy of the Share Exchange Agreement entered into between the Company and Hitachi on December 15, 2005 is set forth below:

Share Exchange Agreement (Copy)

Hitachi, Ltd. (hereinafter referred to as “Hitachi”) and Hitachi Mobile Co., Ltd. (hereinafter referred to as “Hitachi Mobile”) hereby agree to and enter into a share exchange agreement (hereinafter referred to as this “Agreement”) as follows.

Article 1	(Share Exchange)
Hitachi and Hitachi Mobile shall implement the share exchange in accordance with the provisions of Articles 352 through 363 of Commercial Code of Japan, whereby Hitachi will become the 100% parent company of Hitachi Mobile, and Hitachi Mobile will become the wholly owned subsidiary of Hitachi.

Article 2	(Date of Share Exchange)
The share exchange shall become effective on April 1, 2006; provided, however, that the parties hereto may agree to change the date as necessary in consultation with one another.

Article 3	(Shares to be Issued and Allotted Upon Share Exchange)
Hitachi shall allocate 8,023,820 shares of common stock to the shareholders (which, for purposes of this Agreement, shall include beneficial shareholders) recorded on Hitachi Mobile’s register of shareholders (which, for purposes of this Agreement, shall include its register of beneficial shareholders) at the close of business on the day immediately preceding the date of the share exchange at a rate of 1.036 shares of Hitachi for each share of Hitachi Mobile’s common stock; provided, however, that Hitachi will not make any allocation with respect to the 14,255,000 shares of Hitachi Mobile that Hitachi already owns. Hitachi shall use treasury shares, instead of issuing new shares, for the share allocation it is required to make in connection with the share exchange.

Article 4	(Capital Stock and Capital Reserves to be Increased)
Upon the share exchange, Hitachi’s capital stock and capital reserve shall increase as follows:

(1) Capital stock

Hitachi’s capital stock will not increase upon the share exchange.

(2) Capital reserves

Hitachi’s capital reserves will increase upon the share exchange in an amount equal to: [(Hitachi Mobile’s stockholder’s equity as of the date of the share exchange multiplied by the number of shares of Hitachi Mobile’s common stock to be transferred to Hitachi divided by the number of issued shares of common stock of Hitachi Mobile) minus the book value of Hitachi’s treasury stocks to be allotted to Hitachi Mobile’s shareholders].

Article 5		(Limitation on the Amount of the Dividends)
Hitachi Mobile may pay dividends to its shareholders or registered pledgees whose names appear as such on its register of shareholders as of the close of business on March 31, 2006, in an amount of up to JPY10 per share, or JPY220,000,000 in the aggregate.

Article 6		(Date of Commencement for Accrual of Dividends)
In accordance with the provisions of Article 3, dividends (including interim dividends) on shares of common stock of Hitachi to be allotted to all shareholders shall begin to accrue from the date of the share exchange.

Article 7		(Extraordinary General Meeting of Shareholders for Approval of Share Exchange Agreement)
	1.	Hitachi Mobile shall convene an Extraordinary General Meeting of Shareholders on February 17, 2006 (hereinafter referred to as the “Extraordinary Meeting”) and obtain shareholder approval for this Agreement and other matters necessary for the share exchange; provided, however, that Hitachi and Hitachi Mobile may agree to change the date as necessary in consultation with one another.

	2.	Hitachi shall implement the share exchange without shareholder approval for this Agreement in accordance with the provision of Paragraph 1 of Article 358 of Commercial Code of Japan.

	3.	At the Extraordinary Meeting, Hitachi Mobile shall submit a proposal to delete Article 11, which sets forth the record date to determine shareholders able to exercise voting rights at the ordinary general meeting of shareholders, from its Articles of Incorporation.

Article 8		(Duty of Care)
Hitachi and Hitachi Mobile shall manage their respective businesses with the care of a good manager during the period between the date of this Agreement and the date of the share exchange. Should either of them intend to engage in an activity that might materially affect its assets, rights or obligations, such activity shall be undertaken after consultation between Hitachi and Hitachi Mobile.

Article 9		(Change of Terms and Termination)
In the event of any material changes in the conditions of assets or business operations of Hitachi or Hitachi Mobile during the period between the date of execution hereof and the date of the share exchange, Hitachi and Hitachi Mobile may agree to change the terms and conditions of the share exchange and other terms of this Agreement or terminate this Agreement in consultation with one another.

Article 10		(Validity of this Agreement)
This Agreement shall cease to have any effect and the parties’ rights and responsibilities shall lapse if the share exchange is not approved at the Extraordinary Meeting as set forth in Paragraph 1 of Article 7 of this Agreement or if it becomes practically clear that the share exchange shall not be implemented.

Article 11		(Matters for Negotiation)
In addition to the matters set forth in this Agreement, any matters necessary with respect to the share exchange shall be determined upon negotiation between each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed in duplicate, signed and sealed, and each of the parties retains one (1) copy hereof.

December 15, 2005

Hitachi
6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Hitachi, Ltd.
Representative Executive Officer
President and Chief Executive Officer
Etsuhiko Shoyama (Seal)

Hitachi Mobile
5-8, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo
Hitachi Mobile Co., Ltd.
Representative Executive Officer
President and Chief Executive Officer
Kunihide Kaneko (Seal)

(3) Explanation of the Share Exchange Ratio

Explanation of the Share Exchange Ratio in accordance with Item 2, Paragraph 1, Article 354 of the Japanese Commercial Code “The document describing reasons for the matters of allotment of shares to the shareholders of the Company that shall be a wholly owed subsidiary” is shown as follows:

Reasons for Determining the Share Exchange Ratio

We (hereinafter referred to as the “Company”) are planning to have a share exchange transaction with Hitachi, Ltd. (hereinafter referred to as “Hitachi”) on April 1, 2006, and we have determined the share exchange ratio as follows:

1.	When having a discussion with Hitachi on the share exchange ratio, the Company, for the purpose of assuring the fairness and appropriateness to determine the share exchange ratio, requested KPMG FAS Co., Ltd. (hereinafter referred to as “KPMG”) as the third party to calculate the share exchange ratio for discussion and consultation purpose between the Company and Hitachi.

2.	Upon above request, KPMG, based on publicly available information on the Company and Hitachi, as well as various documents, etc. provided by both companies, used the average market value method and discounted cash flow method (DCF) to evaluate the Company and the average market value method to evaluate Hitachi. KPMG calculated a share exchange ratio based on a comprehensive analysis using these results.

3.	Considering the exchange ratio proposed by KPMG, the Company and Hitachi negotiated and consulted each other. The Company and Hitachi, the board of directors of the Company and Hitachi’s President and Chief Executive Officer, respectively, determined as of December 15, 2005 to enter into a share exchange agreement providing that 1.036 Hitachi shares of common stock would be allotted for every one share of common stock of the Company. The Company believes that this share exchange ratio is considered to be fair in light of the calculation result of the share exchange ratio proposed by KPMG.

4.	Hitachi requested Nomura Securities Co., Ltd. (hereinafter referred to as “Nomura Securities”) to calculate the share exchange ratio and the above share exchange ratio is fair in light of the calculation result of the share exchange ratio proposed by Nomura Securities.

December 15, 2005

5-8, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo
Hitachi Mobile Co., Ltd.
President and Chief Executive Officer
Kunihide Kaneko

(4)	Balance Sheets and Statements of Operations of the Parties of the Share Exchange according to Items 3 to 6, Paragraph 1, Article 354 of the Japanese Commercial Code

(i)	Please see pages 7 to 14 for Balance Sheets and Statements of Operations of the Company and Hitachi which is made within recent six-month period.

(ii)	Please see pages 15 to 23 for Balance Sheets and Statements of Operations of the Company and Hitachi as of the end of recent fiscal year.

Item No. 2    Amendment to the Articles of Incorporation

1.	Reasons for the amendment

(1)	Subject to the approval of the Item No. 1 “Approval of Entering into Share Exchange Agreement between the Company and Hitachi, Ltd.”, followed by the implementation of statutory procedure, the share exchange transaction will be implemented as of April 1, 2006, and the Company’s shareholders (except Hitachi) will become Hitachi’s shareholders. As a result, Hitachi will be the sole shareholder of the Company as of the date of the Company’s 75th ordinary general meeting of shareholders to be held in June 2006.

Therefore, provided that the Item No. 1 “Approval of Entering into Share Exchange Agreement between the Company and Hitachi, Ltd.” is approved and such approval becomes effective, it is proposed that Article 11 of the articles of incorporation of the Company be deleted and that the Company treat shareholders as of the date of the Company’s ordinary general meeting of shareholders as entitled to exercise their voting rights at the shareholders meeting.

(2)	Following the deletion of Article 11, the Company intends to revise article numbering from Article 12 through the end as appropriate.

2.	Proposed amendment

The proposed amendment is as follows. Amendment part is underlined.

Currently in Force	Proposed Amendment

Article 11 (Record date)

The Company shall treat the shareholders as of the date of the closing of accounts for each business term as shareholders entitled to exercise the rights of shareholders at the ordinary General Meeting of Shareholders for such business term.

In addition to the preceding paragraph, if it is deemed necessary, the Company may, by giving public notice in advance, by resolution of the Board of Directors, treat the shareholders or pledgees as of a certain date and hour as the shareholders or pledgees entitled to exercise their rights.

(to be deleted)
Article 12 to Article 32 (omitted)	Article 11 to Article 31 (same as present)

Balance Sheets and Statements of Operations of the Parties of the Share Exchange according to Items 3 to 6, Paragraph 1, Article 354 of the Japanese Commercial Code

(1) Unconsolidated Balance Sheet and Statement of Operations of the Company which is made within recent six-month period

Unconsolidated Balance Sheet

(As of September 30, 2005)

Accounts	Amounts
(Assets)	(Millions of yen)	(Millions of yen)
I Current Assets
1 Cash and deposits		457
2 Notes receivable		795
3 Receivables		5,660
4 Marketable securities		500
5 Commodities		1,773
6 Deposits to affiliated companies		4,182
7 Others		245
Allowance for bad debts		(5)

Total Current Assets		13,608

II Fixed Assets

1 Tangible fixed assets
(1) Buildings	1,168
Accumulated depreciation	495	673

(2) Structures	48
Accumulated depreciation	28	20

(3) Machinery and equipment	34
Accumulated depreciation	20	14

(4) Tools, appliances and fixtures	390
Accumulated depreciation	252	137

(5) Land		737

Total tangible fixed assets		1,583

2 Intangible fixed assets
(1) Goodwill		305
(2) Software		476
(3) Utility rights		25

Total intangible fixed assets		807

3 Investments, etc.
(1) Investment securities		1
(2) Stocks of affiliated companies		7
(3) Investments in affiliated companies		2
(4) Long-term prepaid expenses		56
(5) Deferred tax assets		107
(6) Pledged security and guarantee money		568
(7) Others		22
Allowance for bad debts		(11)

Total Investments, etc.		755

Total fixed assets		3,146

Total Assets		16,755

Accounts	Amounts
(Liabilities)	(Millions of yen)	(Millions of yen)
I Current Liabilities
1 Notes payable		244
2 Payables		5,141
3 Accounts payable		79
4 Accrued expenses		743
5 Accrued corporation tax, etc.		363
6 Advance received		9
7 Money deposited		197
8 Others		8

Total current liabilities		6,787

II Noncurrent Liabilities
1 Reserve for pension and severance		603
2 Reserve for directors’ retirement allowances		123
3 Guarantee deposits received		129

Total noncurrent liabilities		856

Total Liabilities		7,643

(Shareholders’ Equity)

I Capital Stock		1,384

II Capital Surplus
1 Capital reserve	473

Total capital surplus		473

III Retained Earnings
1 Profit reserve	250
2 Voluntary reserve
(1) Reserve for depreciation deduction	277
(2) Special reserve	5,100
3 Unappropriated retained earnings	1,626

Total retained earnings		7,254

Total Shareholders’ Equity		9,111

Total Liabilities and Shareholders’ Equity		16,755

Notes:

1.	Figures were rounded down to the nearest one million yen.

2.	Inventories

Commodities: Lower of cost or market. Cost is determined by the moving average method.

3.	Securities

Stocks of subsidiaries and affiliated companies are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in shareholders’ equity. The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.

4.	Depreciation of tangible fixed assets

Depreciation of tangible fixed assets is based on a declining-balance method; provided, however, depreciation of buildings (except attached equipments on buildings) acquired after April 1, 1998 is computed based on a straight-line method.

5.	Depreciation of intangible fixed assets

Depreciation of intangible fixed assets is based on a straight-line method; provided, however, that depreciation of software for internal use is based on a straight-line method over the expected usable period (5 years).

6.	Allowances and reserves

(1)	Allowance for bad debts
In order to allow for losses on unrecoverable debts, the estimated amount of unrecoverable debt is accounted for: based on the actual rate of unrecovered debt for general debts and based on the specific recoverability of each debt for specific doubtful debts.

(2)	Reserve for pension and severance
A reserve for pension and severance is established for pension and severance benefits. Such liability is determined based on the projected benefit obligations and the expected plan assets as of September 30, 2005.
Prior service obligations are amortized by the straight-line method over the average number of years of service estimated to be remaining for the employee at the time incurred.
Actuarial differences are amortized by the straight-line method over the average number of years of service estimated to be remaining for the employee, in each case, from the beginning of the fiscal year following each occurrence.

(3)	Reserve for directors’ retirement allowances
In order to allow for director retirement expenses, the Company reserved an amount needed to cover such expenses as of September 30, 2005 in accordance with the Company’s directors’ retirement allowances regulations. Such reserve is in accordance with Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

7.	Lease arrangements

Finance lease arrangements are accounted for in the same manner as standard lease arrangements, except when it is deemed that ownership has been transferred to the lessee.

8.	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

9.	Short-term receivables from affiliated companies	JPY4,413 million
	Long-term receivables from affiliated companies	JPY 0 million
	Short-term payables to affiliated companies	JPY2,271 million

10.	In addition to the capitalized fixed assets, as significant equipment, the Company utilizes computers under the lease arrangements.

Unconsolidated Statement of Operations

(From April 1, 2005 to September 30, 2005)

Accounts	Amounts
	(Millions of yen)	(Millions of yen)

I Net sales		24,235
II Sales costs		19,308

Gross profit		4,926
III Selling, general and administrative expenses		4,632

Operating income		294
IV Nonoperating income		50
V Nonoperating expenses		41

Ordinary income		303
VI Extraordinary profits		599
VII Extraordinary losses		1

Pretax net income		901
Corporation, inhabitant and business taxes	361
Adjusted amounts of corporation and other taxes	73	434

Net income		466
Unappropriated retained earnings at the beginning of the period		1,159

Unappropriated retained earnings at the end of the period		1,626

Notes:

1.	Figures were rounded down to the nearest one million yen.

2.	Sales to affiliated companies	JPY 653 million
	Purchases from affiliated companies	JPY4,506 million
	Non-operating transactions with affiliated companies	JPY 69 million

3.	Net income per share JPY21.22

(2)	Unconsolidated Balance Sheet and Statement of Operations of Hitachi which is made within recent six-month period

Unconsolidated Balance Sheet

(As of September 30, 2005)

Accounts	Amounts
(ASSETS)	(Millions of yen)
CURRENT ASSETS	1,851,903

Cash	176,929
Notes receivable	6,873
Accounts receivable	573,929
Marketable securities	15,922
Money held in trust	86,851
Finished goods	46,187
Semi-finished goods	63,021
Raw materials	40,642
Work in process	181,251
Advances paid	32,211
Short-term loan receivables	400,713
Deferred tax assets	100,574
Others	132,078
Allowance for doubtful receivables	(5,284)

FIXED ASSETS	1,922,466

Tangible fixed assets	333,533

Buildings	119,317
Structures	12,937
Machinery	98,560
Vehicles	273
Tools and equipment	56,077
Land	40,154
Construction in progress	6,212

Intangible fixed assets	178,697

Software	96,926
Railway and public utility installation	690
Others	81,079

Investments and others	1,410,236

Investments in affiliated companies	1,027,495
Other marketable securities of affiliated companies	431
Investments in securities	251,201
Long-term loan receivables	11,523
Deferred tax assets	88,861
Others	30,734
Allowance for doubtful receivables	(12)

TOTAL ASSETS	3,774,370

Accounts	Amounts
(LIABILITIES)	(Millions of yen)
CURRENT LIABILITIES	1,672,065

Trade accounts payable	533,675
Short-term debt	26,546
Current installments of debentures	200,000
Other accounts payable	46,457
Accrued expenses	176,789
Advances received from customers	168,540
Deposits received	489,762
Warranty reserve	16,719
Others	13,573

NONCURRENT LIABILITIES	712,689

Debentures	290,000
Long-term debt	224,248
Accrued pension liability	161,645
Reserve for loss on repurchasing computers	13,364
Others	23,431

TOTAL LIABILITIES	2,384,754

(STOCKHOLDERS’ EQUITY)
CAPITAL STOCK	282,033

CAPITAL SURPLUS	281,684

Capital reserve	268,709
Others	12,974
Gain on disposition of treasury stock	12,974

RETAINED EARNINGS	786,185

Earned surplus reserve	70,438
Voluntary reserve	658,500
Reserve for software program development	20,281
Reserve for special depreciation	534
Special reserve	637,685
Unappropriated retained earnings	57,246

UNREALIZED HOLDING GAINS ON SECURITIES	59,097

TREASURY STOCK	(19,384)

TOTAL STOCKHOLDERS’ EQUITY	1,389,616

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	3,774,370

Notes:

1.	Inventories

Finished goods, semi-finished goods and work in process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.

Raw materials: Lower of cost or market. Cost is determined by the moving average method.

2.	Securities and money held in trust

Investments in affiliated companies are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in “Unrealized Holding Gains On Securities.” The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.

Money held in trust is stated at fair value.

3.	Depreciation of tangible fixed assets

Buildings: Straight-line method.

Other tangible fixed assets: Declining-balance method.

Accumulated depreciation of tangible fixed assets: JPY961,626 million

4.	Depreciation of intangible fixed assets

Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

Other intangible fixed assets: Straight-line method.

5.	Accrued pension liability is provided for employees’ retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets as of September 30, 2005.

Unrecognized net assets at transition transferred on October 1, 2004, when the Company merged Hitachi Unisia Automotive, Ltd., are amortized by straight-line method over 15 years.

Prior service cost is amortized by the straight-line method over the estimated average remaining service years of employees. Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from the next fiscal year.

6.	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

7.	Short-term receivables from affiliated companies	JPY738,766 million
	Long-term receivables from affiliated companies	JPY 13,193 million
	Short-term payables to affiliated companies	JPY894,805 million
	Long-term payables to affiliated companies	JPY 2,300 million

8.	Rights to subscribe for new shares of the Company under Article 280-19.1 of the former Commercial Code of Japan

Class	Number of shares to be issued	Issue price per share	Issue period
Common Stock	534,000 shares	JPY1,270	8/4/2002 – 8/3/2006

9.	In addition to the capitalized fixed assets, as significant equipment, the Company utilizes application software and computer manufacturing equipment under the lease arrangements.

10.	Pledged Assets Stocks in affiliated companies JPY27 million

11.	Guarantees JPY49,639 million

Unconsolidated Statements of Operations

(From April 1, 2005 to September 30, 2005)

Accounts	Amounts
	(Millions of yen)	(Millions of yen)
Revenues		1,210,717
Cost of sales		969,798

Gross profit on sales		240,918

Selling, general and administrative expenses		260,211

Operating loss		19,293

Non-operating income
Interest and dividends	42,587
Others	7,947	50,535

Non-operating expenses
Interest	5,358
Others	16,939	22,297

Ordinary income		8,944

Extraordinary gain
Gain on sale of real properties	4,181
Gain on sale of affiliated companies’ common stock	3,400
Gain on sale of investments in securities	922	8,503

Extraordinary loss
Extraordinary loss on restructuring charges	3,267
Impairment loss on affiliated companies’ common stock	1,020	4,288

Net income before income taxes		13,159
Income taxes
Current	(8,669)
Deferred	1,805	(6,864)

Net income		20,024
Unappropriated retained earnings at the beginning of the period		37,221

Unappropriated retained earnings at the end of the period		57,246

Notes:

1.	Extraordinary loss on restructuring charges of JPY3,267 million relates mainly to expenses associated with the restructuring measures in affiliated companies.

2.	Sales to affiliated companies	JPY409,933 million
	Purchases from affiliated companies	JPY757,835 million
	Non-operating transactions with affiliated companies	JPY 46,360 million

3.	Net income per share JPY6.01

(3)	Unconsolidated Balance Sheet and Statement of Operations of the Company as of the end of recent fiscal year

Unconsolidated Balance Sheet

(As of March 31, 2005)

Accounts	Amounts
(Assets)	(Millions of yen)	(Millions of yen)
I Current Assets
1 Cash and deposits		515
2 Notes receivable		785
3 Receivables		6,410
4 Commodities		1,620
5 Prepaid expenses		3
6 Deferred tax assets		203
7 Deposits to affiliated companies		3,761
8 Others		8
Allowance for bad debts		(7)

Total Current Assets		13,302

II Fixed Assets

1 Tangible fixed assets
(1) Buildings	1,118
Accumulated depreciation	480	638

(2) Structures	49
Accumulated depreciation	29	20

(3) Machinery and equipment	34
Accumulated depreciation	18	16

(4) Tools, appliances and fixtures	346
Accumulated depreciation	241	105

(5) Land		752

Total tangible fixed assets		1,533

2 Intangible fixed assets
(1) Goodwill		82
(2) Software		509
(3) Utility rights		25
(4) Others		0

Total intangible fixed assets		616

3 Investments, etc.
(1) Investment securities		101
(2) Stocks of affiliated companies		7
(3) Investments in affiliated companies		2
(4) Long-term prepaid expenses		55
(5) Deferred tax assets		200
(6) Pledged security and guarantee money		578
(7) Others		29
Allowance for bad debts		(11)

Total Investments, etc.		964

Total fixed assets		3,114

Total Assets		16,417

Accounts	Amounts
(Liabilities)	(Millions of yen)	(Millions of yen)
I Current Liabilities
1 Notes payable		367
2 Payables		4,976
3 Accounts payable		116
4 Accrued expenses		740
5 Accrued corporation tax, etc.		116
6 Advance received		0
7 Money deposited		194
8 Others		19

Total current liabilities		6,532

II Noncurrent Liabilities
1 Reserve for pension and severance		659
2 Reserve for directors’ retirement allowances		233
3 Guarantee deposits received		127

Total noncurrent liabilities		1,020

Total Liabilities		7,552

(Shareholders’ Equity)
I Capital Stock		1,384
II Capital Surplus
1 Capital reserve	473

Total capital surplus		473

III Retained earnings
1 Profit reserve	250
2 Voluntary reserve
(1) Reserve for depreciation deduction	282
(2) Special reserve	5,100
3 Unappropriated retained earnings	1,375

Total retained earnings		7,007

Total Shareholders’ Equity		8,864

Total Liabilities and Shareholders’ Equity		16,417

Notes:

1.	Although figures were rounded down to the nearest one thousand yen in the notice of the general meeting of shareholders held in June 2005, in order to permit comparisons with the balance sheet of the Company as of September 30, 2005, figures of one million yen or more have been rounded down to the nearest one million yen, and figures less than a million yen have been truncated.

2.	Inventories

Commodities: Lower of cost or market. Cost is determined by the moving average method.

3.	Securities

Stocks of subsidiaries and affiliated companies are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in shareholders’ equity. The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.

4.	Depreciation of tangible fixed assets

Depreciation of tangible fixed assets is based on a declining-balance method; provided, however, depreciation of buildings (except attached equipments on buildings) acquired after April 1, 1998 is computed based on a straight-line method.

5.	Depreciation of intangible fixed assets

Depreciation of intangible fixed assets is based on a straight-line method; provided, however, that depreciation of software for internal use is based on a straight-line method over the expected usable period (5 years).

6.	Allowances and reserves

(1)	Allowance for bad debts

In order to allow for losses on unrecoverable debts, the estimated amount of unrecoverable debt is accounted for: based on the actual rate of unrecovered debt for general debts and based on the specific recoverability of each debt for specific doubtful debts.

(2)	Reserve for pension and severance

A reserve for pension and severance is established for pension and severance benefits. Such liability is determined based on the projected benefit obligations and the expected plan assets as of March 31, 2005.

Prior service obligations are amortized by the straight-line method over the average number of years of service estimated to be remaining for the employee at the time incurred.

Actuarial differences are amortized by the straight-line method over the average number of years of service estimated to be remaining for the employee, in each case, from the beginning of the fiscal year following each occurrence.

(3)	Reserve for directors’ retirement allowances

In order to allow for director retirement expenses, the Company reserved an amount needed to cover such expenses as of March 31, 2005 in accordance with the Company’s directors’ retirement allowances regulations. Such reserve is in accordance with Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

7.	Lease arrangements

Finance lease arrangements are accounted for in the same manner as standard lease arrangements, except when it is deemed that ownership has been transferred to the lessee.

8.	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

9.	Short-term receivables from affiliated companies	JPY	3,884 million
	Long-term receivables from affiliated companies	JPY	0 million
	Short-term payables to affiliated companies	JPY	1,660 million

10.	Reserve for pension and severance

(Millions of yen)
(a) Retirement and severance benefits	(2,879)
(b) Pension plan assets	1,747

(c) Unfunded retirement and severance benefits ((a)+(b))	(1,131)
(d) Unrecognized actuarial loss	605
(e) Unrecognized prior service benefit (decrease in obligtion)	(132)

(f) Net amount accounted in the balance sheet ((c)+(d)+(e))	(659)
(g) Prepaid pension cost	—

(h) Reserve for pension and severance ((f)-(g))	(659)

11.	In addition to the capitalized fixed assets, as significant equipment, the Company utilizes computers under the lease arrangements.

Unconsolidated Statement of Operations

(From April 1, 2004 to March 31, 2005)

Accounts	Amounts
	(Millions of yen)	(Millions of yen)
I Net sales		51,304
II Sales costs		41,036

Gross profit		10,268
III Selling, general and administrative expenses		9,132

Operating income		1,135
IV Nonoperating income
1 Interest and dividends received	4
2 Network fee	10
3 Others	23	38

V Nonoperating expenses
1 Interest paid	1
2 Awards for money received	9
3 Loss on disposal of inventories	16
4 Office moving expenses	10
5 Loss on disposal of fixed assets	14
6 Loss on evaluation of golf-club membership	15
7 Others	2	69

Ordinary income		1,103
VI Extraordinary profits		—
VII Extraordinary losses		—

Pretax net income		1,103

Corporation, inhabitant and business taxes	483
Adjusted amounts of corporation and other taxes	45	528

Net income		575
Unappropriated retained earnings at the beginning of the period		1,019
Interim dividends paid		220

Unappropriated retained earnings at the end of the period		1,375

Notes:

1.	Although figures were rounded down to the nearest one thousand yen in the notice of the general meeting of shareholders held in June 2005, in order to permit comparisons with the statement of operations of the Company from April 1, 2005 to September 30, 2005, figures of one million yen or more have been rounded down to the nearest one million yen.

2.	Sales to affiliated companies	JPY1,092 million
	Purchases from affiliated companies	JPY6,239 million
	Non-operating transactions with affiliated companies	JPY 171 million

3.	Net income per share JPY26.15

(4)	Unconsolidated Balance Sheet and Statement of Operations of Hitachi as of the end of recent fiscal year

Unconsolidated Balance Sheet

(As of March 31, 2005)

Accounts	Amounts
(ASSETS)	(Millions of yen)
CURRENT ASSETS	1,860,523

Cash	195,463
Notes receivable	8,500
Accounts receivable	654,044
Marketable securities	6,218
Money held in trust	64,592
Finished goods	41,035
Semi-finished goods	52,387
Raw materials	34,766
Work in process	154,685
Advances paid	36,121
Short-term loan receivables	356,508
Deferred tax assets	109,698
Others	154,268
Allowance for doubtful receivables	(7,768)

FIXED ASSETS	1,891,998

Tangible fixed assets	333,804

Buildings	124,920
Structures	13,129
Machinery	95,377
Vehicles	244
Tools and equipment	55,791
Land	41,232
Construction in progress	3,107

Intangible fixed assets	185,575

Software	101,523
Railway and public utility installation	705
Others	83,346

Investments and others	1,372,618

Investments in affiliated companies	1,072,717
Other marketable securities of affiliated companies	287
Investments in securities	162,794
Long-term loan receivables	7,551
Deferred tax assets	96,883
Others	32,393
Allowance for doubtful receivables	(10)

TOTAL ASSETS	3,752,522

Accounts	Amounts
(LIABILITIES)	(Millions of yen)
CURRENT LIABILITIES	1,776,593

Trade accounts payable	619,376
Short-term debt	26,331
Commercial paper	30,000
Current installments of debentures	200,000
Other accounts payable	58,971
Accrued expenses	191,164
Advances received from customers	143,222
Deposits received	473,112
Warranty reserve	17,392
Reserve for exhibition at The 2005 World Exposition, Aichi, Japan	2,685
Others	14,338

NONCURRNET LIABILITIES	610,272

Debentures	190,000
Long-term debt	224,533
Accrued pension liability	158,539
Reserve for loss on repurchasing computers	12,949
Others	24,250

TOTAL LIABILITIES	2,386,866

(STOCKHOLDERS’ EQUITY)
CAPITAL STOCK	282,033

CAPITAL SURPLUS	281,644

Capital reserve	268,709
Others	12,934
Gain on disposition of treasury stock	12,934

RETAINED EARNINGS	784,484

Earned surplus reserve	70,438
Voluntary reserve	684,491
Reserve for software program development	25,708
Reserve for special depreciation	792
Reserve for advanced depreciation of fixed assets	304
Special reserve	657,685
Unappropriated retained earnings	29,554

UNREALIZED HOLDING GAINS ON SECURITIES	36,607

TREASURY STOCK	(19,114)

TOTAL STOCKHOLDERS’ EQUITY	1,365,655

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	3,752,522

Notes:

1.	Inventories

Finished goods, semi-finished goods and work in process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.

Raw materials: Lower of cost or market. Cost is determined by the moving average method.

2.	Securities and money held in trust

Investments in affiliated companies are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in “Unrealized Holding Gains On Securities.” The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method. Money held in trust is stated at fair value.

3.	Depreciation of tangible fixed assets

Buildings: Straight-line method.

Other tangible fixed assets: Declining-balance method.

Accumulated depreciation of tangible fixed assets: JPY976,082 million

4.	Depreciation of intangible fixed assets Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

Other intangible fixed assets: Straight-line method.

5.	Accrued pension liability is provided for employees’ retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets as of March 31, 2005.
Unrecognized net asset of JPY34,771 million at transition is amortized by the straight-line method over 5 years.
Unrecognized net assets at transition transferred on October 1, 2004, when the Company merged Hitachi Unisia Automotive, Ltd., are amortized by straight-line method over 15 years.
Prior service cost is amortized by the straight-line method over the estimated average remaining service years of employees.
Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from the next fiscal year.

6.	Reserve for exhibition at The 2005 World Exposition, Aichi, Japan is based on Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

7.	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

8.	Short-term receivables from affiliated companies	JPY730,422 million
	Long-term receivables from affiliated companies	JPY 9,127 million
	Short-term payables to affiliated companies	JPY952,619 million
	Long-term payables to affiliated companies	JPY 2,300 million

9.	The difference between acquisition cost and carrying cost of other securities in “Total Stockholders’ Equity,” under Article 124.3 of the Enforcement Regulations of the Commercial Code of Japan, amounted to JPY38,723 million.

10.	Rights to subscribe for new shares of the Company under Article 280-19.1 of the former Commercial Code of Japan

Class	Number of shares to be issued	Issue price per share	Issue period
Common Stock	184,000 shares	JPY1,451	7/27/2001 – 7/26/2005
Common Stock	544,000 shares	JPY1,270	8/4/2002 – 8/3/2006

11.	In addition to the capitalized fixed assets, as significant equipment, the Company utilizes application software and computer manufacturing equipment under the lease arrangements.

12.	Guarantees JPY49,115 million

13.	The Company adopted the “Accounting Standard on Impairment of Fixed Assets” (Business Accounting Council, August 9, 2002) and the Guideline for Applying the Accounting Standard No. 6, “Guideline for Applying Accounting Standard on Impairment of Fixed Assets” (Accounting Standards Board of Japan, October 31, 2003) in fiscal 2004. Consequently, net income before income taxes for fiscal 2004 decreased by JPY19,882 million.

Unconsolidated Statements of Operations

(From April 1, 2004 to March 31, 2005)

Accounts	Amounts
	(Millions of yen)	(Millions of yen)
Revenues		2,597,496
Cost of sales		2,096,204

Gross profit on sales		501,292

Selling, general and administrative expenses		506,986

Operating loss		5,694

Non-operating income
Interest and dividends	77,422
Others	10,441	87,863

Non-operating expenses
Interest	11,007
Others	48,878	59,886

Ordinary income		22,282

Extraordinary gain
Gain on sale of affiliated companies’ common stock	41,874
Gain on sale of investments in securities	11,895
Gain on sale of land	9,369	63,140

Extraordinary loss
Extraordinary loss on restructuring charges	46,258
Loss on impairment of assets	19,882	66,140

Net income before income taxes		19,281
Income taxes
Current	(6,961)
Deferred	15,898	8,936

Net income		10,344
Unappropriated retained earnings at the beginning of the period		37,348
Interim dividends paid		18,138

Unappropriated retained earnings at the end of the period		29,554

Notes:

1.	Extraordinary loss on restructuring charges of JPY46,258 million relates mainly to an impairment loss on shares held in Fujitsu Hitachi Plasma Display Limited, an affiliated company engaging in plasma display panel operations, and expenses associated with the implementation of measures such as business reorganization, realignment and streamlining to restructure digital media operations in Japan. The figure consists of JPY36,856 million of loss on restructuring of affiliated companies and JPY7,564 million of special termination benefits, etc.

2.	Loss on impairment of assets

(i)	Summary of long-lived assets or group of long-lived assets which recognized impairment loss

Use	Category	Location
Long-lived assets to be held and used	Land, buildings, software, etc.	Suminoe-ku, Osaka Ebina, Kanagawa Other

Long-lived assets to be sold	Land, building, machinery, tools and equipment	Tsuzuki-ku, Yokohama Iwaki, Fukushima Suminoe-ku, Osaka

Long-lived assets to be abandoned	Land, building, machinery, tools and equipment	Totsuka-ku, Yokohama Kokubu, Kagoshima

(ii)	Reason to recognize loss on impairment of assets

The Company recognized the impairment loss because: irrecoverable amounts for entity-wide long-lived assets that are now designated for leasing are estimated; market price of long-lived assets to be abandoned and long-lived assets to be sold declines; irrecoverable amounts for investments in some long-lived assets to be held and used are estimated due to declining of profitability.

(iii)	Amount of impairment loss

Buildings	JPY 6,535 million
Machinery	JPY 191 million
Tools and equipment	JPY 616 million
Land	JPY11,740 million
Software	JPY 703 million
Other	JPY 94 million
Total	JPY19,882 million

(iv)	Method of grouping long-lived assets

Grouping of assets are principally based on either division or place of business.

(v)	Calculation method of recoverable amounts

Calculation of recoverable amounts for long-lived assets to be held and used is based on net sales price or value in use, whichever higher, and the discount rate for calculating value in use ranges from 3.5% to 6.5%. Calculation of recoverable amounts for long-lived assets to be abandoned and long-lived assets to be sold is based on net sales price.

3.	Sales to affiliated companies	JPY 881,688 million
	Purchases from affiliated companies	JPY1,590,920 million
	Non-operating transactions with affiliated companies	JPY 117,222 million

4.	Net income per share JPY3.12